EXHIBIT 99.1

China Liberal Education Holdings Limited Announces Closing of Acquisition of

Wanwang Investment Limited

BEIJING, September 2, 2022 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal,” the “Company,” or “we”), a China-based company that provides smart campus solutions and other educational services, today announced that it has closed its previously announced acquisition of Wanwang Investment Limited ("Wanwang"), the operator of an independent three-year college and a four-year college in China with a total student enrollment of over 4,200. This acquisition represents a transformational milestone for China Liberal to directly operate colleges and further expand business scale toward its growth goals.

As previously disclosed, on February 1, 2022, the Company entered into a stock purchase agreement with Wanwang, Xiaoshi Huang and Thrive Shine Limited, to acquire all the equity interests of Wanwang Investment Limited from Xiaoshi Huang and Thrive Shine Limited in consideration for US$60 million, subject to certain adjustments and payable in installments (the “Stock Purchase Agreement”). The Company, Xiaoshi Huang, Thrive Shine Limited and Wanwang entered into Amendment No.1 to Stock Purchase Agreement (the "Amendment") on February 16, 2022. As of February 17, 2022, 100% of the equity interests in Wanwang has been successfully transferred from Xiaoshi Huang and Thrive Shine Limited to China Liberal, and the sole director of Wanwang and its affiliate, Wanzhong (Hong Kong) Education Investment Management Co., Ltd, has been updated to Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal. The Company’s auditor AUDIT ALLIANCE LLP® completed the audit of Wanwang's financial results for the fiscal years 2021 and 2020 on August 30, 2022, and the closing consideration deposited in the joint account held by Xiaoshi Huang and Ms. Ngai Ngai Lam pursuant to the terms of the Amendment was subsequently released to Xiaoshi Huang.

Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal, commented, “We are excited to bring Wanwang’s extensive operational experience and infrastructure to China Liberal as we continue to execute on our strategic objectives. The acquisition demonstrates our strategic initiatives to increase our student base, diversify our business to the operation of colleges and improve our brand awareness. We will aim to leverage our strengths and deep expertise to continue to deliver superior services and products to students and create further value for our shareholders.”

About Wanwang Investment Limited

Wanwang Investment Limited operates an independent three-year college and a four-year college through its subsidiaries, which were formed by a public school but operated as private schools. These two colleges cover an area of about 200 mu (approximately 81 hectares) and a gross floor area of 33,000 square meters (approximately 355,209 square feet), and with more than 4,200 students currently enrolled.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company's website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our ability to successfully integrate the newly acquired business; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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